Abri SPAC 2, Inc.
9663 Santa Monica Blvd., No. 1091
Beverly Hills, CA 90210

April 28, 2022

VIA EDGAR & TELECOPY
Division of Corporation Finance

Office of Trade and Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Abri SPAC 2, Inc. (the “Company”)
Registration Statement on Form S-1
(File No. 333-264322) (the “Registration Statement”)

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. on May 2, 2022, or as soon thereafter as practicable.

Very truly yours, Abri SPAC 2, Inc.

By:	/s/ Jeffrey Tirman
Name: Jeffrey Tirman Title: Chief Executive Officer